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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

Securities and Exchange

FEB 14 2018

RECEIVED

SEC FILE NUMBER
8-49673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2017 (MM/DD/YY) AND ENDING 12-31-2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDI Global Technologies LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square - 13th Floor
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Seldita 646-223-2647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) NY (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

REDI Global Technologies LLC
Statement of Financial Condition
November 30, 2017

REDI Global Technologies LLC
Index
November 30, 2017

pwc

Report of Independent Registered Public Accounting Firm

To the Management of REDI Global Technologies LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of REDI Global Technologies LLC as of November 30, 2017 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 12, 2018

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

REDI Global Technologies LLC
Statement of Financial Condition
November 30, 2017

Assets		
Cash	$	13,070,629
Accounts receivable, net		3,732,326
Accrued revenue		3,214,824
Prepaid expenses		58,318
Due from affiliates		1,197,111
Deferred taxes		39,041
Other assets		426,022
Total assets	$	21,738,271
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	335,029
Due to affiliates		9,793,774
Other liabilities		211,114
Total liabilities	$	10,339,917
Member's equity		11,398,354
Total liabilities and member's equity	$	21,738,271

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

REDI Global Technologies LLC (the "Company") is a multi-asset electronic trading platform that services both the buy-side and sell-side communities, routing orders to broker-dealers for purposes of executing and settling transactions. The Company commenced operations on July 17, 2013 and is headquartered in New York and maintains offices in Illinois, Texas and California.

Until January 12, 2017 the Company, a member managed LLC, was a directly wholly owned subsidiary of REDI Holdings LLC ("RHL").

On January 13, 2017, RHL including its subsidiaries were sold to Thomson Reuters Corporation.

From January 13, 2017 the Company, a New York Limited Liability Company, is a directly wholly owned subsidiary of Thomson Reuters (Markets) LLC (the "Parent"), which is an indirectly wholly owned subsidiary of Thomson Reuters Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company receives certain services and other financial support from its Parent including ensuring maintenance of minimum net capital requirements.

In 2017, the US consolidated group Parent changed its fiscal year end to November 30. For harmonization and efficiency purposes the Parent and the Company also changed their fiscal year end from December 31 to November 30.

As further described in note 7, the Company is a member of a group of affiliated companies and has financing transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among unrelated parties.

Significant Accounting Policies

Use of Estimates

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Receivables from brokers and dealers generally consist of amounts due net of estimated uncollectible amounts. An allowance for uncollectible accounts is estimated based on historical collection rates, the age of the receivable and knowledge of the individual account. The accounts receivable balance from one customer was $1,992,102 which represented more than 10% of the accounts receivable balance at November 30, 2017.

Revenue
Commissions represent the transaction charges billed to brokers for trades routed to them for execution. The fee is based on the number of shares traded through the platform and is recognized on a trade date basis. Terminal fees represent a flat fee per user for certain terminal entitlements and are recognized when earned. The revenue pass-through represents a charge to the client to supply access to the market data services. The fee is typically based on usage per user.

Allowance for Doubtful Accounts
An allowance for doubtful accounts is maintained for any individual client account where recovery is in doubt due to client bankruptcy, severance of commercial relationship or due to aging of the receivable balance. The allowance is reduced by charge-offs and is either (a) increased by provisions charged to expense or (b) reduced by the release of such provisions when there are changes in the status of the individual client accounts. The allowance for doubtful accounts, included net within accounts receivables, is as follows:

Allowance for doubtful accounts at December 31, 2016	$	93,830
Charge-offs		-
Provision/(recovery) for bad debt		8,152
Allowance for doubtful accounts at November 30, 2017	$	101,982

Income Taxes
Prior to January 13, 2017, the Company was a limited liability company, treated as a partnership for U.S. federal tax purposes. The Company was not subject to U.S. Federal or state income taxes. Each partner was individually liable for income taxes, if any, on its share of the Company's net taxable income. However, the Company was subject to New York City Unincorporated Business Tax ("NYC UBT") on behalf of its members.

On January 13, 2017, the Company became a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes, and therefore any income or loss is included on the Parent's consolidated income tax return. The Company computes its tax liabilities as if it were filing a tax return on a modified separate return basis. The Parent settles all tax liabilities and pursuant to a tax forgiveness agreement, income tax liabilities/(benefits) are waived and recorded in the form of non-cash capital contribution/(distribution) reflected in member's equity.

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". The ASC requires that deferred taxes reflect tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of a deferred tax asset will not be realized.

Recently Issued Accounting Standards
In January 2016, the FASB issued ASU 2016-1, in addition to certain measurement changes, the guidance addresses various disclosure and presentation issues related to financial instruments. For public entities, this update is effective for fiscal years beginning after December 15, 2017 with early application permitted. The Company is assessing the impact of this guidance, however, currently expects that adoption will not impact the financial statements.

In May 2014, the FASB issued ASU 2014-09, an accounting standard that supersedes most existing revenue recognition guidance. The standard excludes from its scope the accounting for insurance contracts, leases, financial instruments, and other agreements that are governed under other US GAAP guidance, but affects the revenue recognition for certain of the Company's other activities. The standard is effective for interim and annual reporting periods beginning after December 15, 2017 and may be applied retrospectively through a cumulative effect adjustment to retained earnings at the date of adoption. Early adoption is permitted. The Company is assessing the impact of this guidance, however, currently expects that adoption will not impact the financial statements.

In February 2016, the FASB issued ASU 2016-02 which amended guidance on the accounting for lease transactions. The primary objective of this update is to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance is effective for periods beginning after December 15, 2019. The Company is assessing the impact of this guidance, however, currently expects that adoption will not impact the financial statements.

In June 2016, the FASB issued ASU 2016-07 which amends the current incurred loss impairment methodology. The new standard amends the methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for periods beginning after December 15, 2019. The Company is assessing the impact of this guidance, however, currently expects that adoption will not impact the financial statements.

2. Income Taxes

Provision for Income Taxes and Deferred taxes

Until January 12, 2017 the Company is subject to NYC UBT on income earned by conducting business in New York City. No additional income tax provision is required on the earnings of the Company as the remaining tax effects of its activities accrue directly to its partners.

From January 13, 2017 the Company computes its tax liabilities as if it were filing a tax return on a modified separate return basis.

The Company follows the authoritative guidance for Income Tax Uncertainties which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefit or provisions at November 30, 2017.

In December 2017 the Tax cuts and Jobs Act of 2017 (the "Tax Act") went into effect reducing the corporate income tax rate from 35% to 21% for year 2018 and onwards.

3. Fair Value of Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for

measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments, the carrying amount equals or approximates fair value: cash and receivable from brokers and dealers.

The Company's cash represents a Level 1 financial instrument.

The fair value of the Company's remaining financial assets would be characterized as Level 2.

4. Employee Incentive Plan

Prior to the acquisition certain employees of the Company participated in a phantom equity plan of RHL. The phantom equity awards were based on the fair value of the RHL's equity. As a result of the acquisition on January 13, 2017, in keeping with the terms of the Phantom Equity agreements, the Company accelerated the vesting of the remaining shares and recorded $1,207,297 of accelerated expense. As of November 30, 2017 the employees no longer hold shares and the plan has been terminated

5. Due from/to Affiliates

Due from/to affiliates represents the net of fees for services and other fees owing from/to affiliates that provide the Company with services and software that the Company in turn provides to clients.

Balances due from affiliates are offset with balances due to affiliates when; (a) the balances relate to the same affiliate, (b) there is a legally enforceable right to offset the asset and liability, and (c) the Company intends to settle on a net basis.

6. Commitments and Contingent Liabilities

Leases

The Company has contractual obligations under long-term non-cancelable lease agreements, principally for office space, expiring on various dates through 2024. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of sublease rentals.

		Year ending November 30
2018	$	747,718
2019		747,718
2020		747,718
2021		747,718
2022		747,718
2023 - thereafter		1,085,021
Total	$	4,823,611

Contingent Liabilities

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. However, there are currently no such matters.

7. Related Party Transactions

In the normal course of conducting its business, the Company is party to various transactions with the Parent and its affiliates. The following is a summary of those transactions.

Post acquisition the Company entered into a Trademark license agreement with Thomson Reuters Canada Limited. This agreement grants to the Company a non-exclusive license to use the Trademark for the sole purpose of marketing, promoting and distributing Thomson Reuters Canada Limited products in Canada and the United States of America.

Until January 12, 2017 the Company incurred service charges from RHL, for certain expenses paid by RHL on behalf of the Company including rent, professional fees and communications and technology fees.

Until January 12, 2017 Goldman Sachs was a majority partner of the Company. The revenue recognized for the first twelve days of the year from Goldman Sachs are $ 565,934 and has been recorded in the revenues line in the accompanying statement of operations.

Until January 12, 2017 the Company had service charges agreements with REDI Technologies Ltd and REDI Technologies Hong Kong Ltd to transfer expenses paid by the Company which are shared costs with those affiliates. No service charges were transferred through the acquisition date and subsequently after the acquisition those agreements have been terminated effective January 13, 2017.

From January 13, 2017 the Company has a services agreement with its Parent for facilities and support services such as general and administrative services including legal, financial, sales, back-office support and other corporate functions.

As of January 13, 2017 the Company entered into a Transaction Service and Technology agreement with its Parent.

On January 13, 2017 the Company entered into a loan agreement with Thomson Reuters Treasury LLC. The company lends excess cash balances to Thomson Reuters Treasury LLC, for which there are no specific repayment terms or final maturity. In addition, the Company also borrows cash under the same agreement. Interest is charged on amounts due to/from Thomson Reuters Treasury LLC. Interest receivable on excess cash, and payable on both borrowed cash and due to Thomson Reuters Treasury LLC, is calculated on a monthly basis at quoted US dollar deposit rates for excess cash balances. Interest is computed on the quoted US dollar deposit rates plus a margin as defined in the agreement. At November 30, 2017, this interest rate was 0.3%. During 2017, the Company incurred interest amounting to $1,052. Such amounts have been included as a component of Other operating expenses in the expenses section of the accompanying Statement of Operations. As of November 30, 2017, the Company borrowed $480,732 of cash from Thomson Reuters Treasury LLC.

Amounts due from or due to affiliates are reflected within due from affiliates and due to affiliates, respectively, as of November 30, 2017 within the Statement of Financial Condition. Amounts due to/from the same affiliate are shown net in the statement of financial condition.

As of November 30, 2017, the Company's Parent permanently waived its right to receive settlement of $825,050 of tax payable by the Company to the Parent in accordance with the terms set forth in a tax forgiveness agreement. This amount has been included in the statement of changes in members' equity as a non-cash contribution.

Amounts included on the Statement of Financial Condition:

		November 30, 2017
Assets -from affiliates		
Redi Technologies Hong Kong Ltd	$	1,197,111
Total	$	1,197,111

		November 30, 2017
Liabilities- due to affiliates		
Thomson Reuters (Markets) LLC	$	7,646,200
Redi Technologies Ltd		1,527,277
Thomson Reuters Treasury LLC		480,732
Thomson Reuters Canada Ltd		139,565
Total	$	9,654,209

8. Concentrations of Credit and Business Risk

The Company's principal business operation is providing a communications network in which broker-dealers receive orders from their institutional customers. As a result, the Company is inherently subject to market fluctuations in the conduct of its business.

The Company places its cash in a large financial institution. At November 30, 2017 all of the Company's cash balance is being held at one financial institution. This cash balance is in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At November 30, 2017, the Company had net capital under the Rule of $2,720,712 which was $2,031,384 in excess of its minimum required net capital of $689,328. The Company's ratio of aggregate indebtedness to net capital at November 30, 2017 was 3.8 to 1The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i) since it doesn't intend hold any customer cash or securities.

10. Subsequent Events

The Company has evaluated whether events or transactions have occurred after November 30, 2017 that would require recognition or disclosure in these financial statements through February 12, 2018 the issuance date of these financial statements. Expect for the Tax Act listed in note 2, Management has not identified any subsequent events